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Golden Goliath Samples 23.65 g/t Gold & 141 g/t Silver

Over a 2.45 Metre True Width

Press Release

Source: Golden Goliath Resources Ltd.

On Wednesday March 4, 2010

VANCOUVER, BRITISH COLUMBIA

Golden Goliath Resources Ltd. (TSX VENTURE: GNG; PINK SHEETS: GGTH-F)

HIGHLIGHTS

--  Gold grades of 174 channel samples average 1.70 g/t gold and 67 g/t silver over 151 metres in the newly opened Los Hilos West tunnel within the Filo de Oro trend on the Las Bolas property.

--  A high grade zone of 12 samples averaged 8.50 g/t gold and 129 g/t silver over an 8.32 metre length. Three consecutive channel samples returned 23.65 g/t gold & 141 g/t silver over a 2.45 metre true width.

Los Hilos Area of the Las Bolas Property:

Golden Goliath's exploration team continues its efforts to expand the mineralization along the Filo de Oro trend to define a gold/silver bulk-tonnage deposit. The Company has recently received assay results from both underground and surface sampling.  The Filo de Oro trend cross cuts the main east west trending mineralized structures making up the Las Bolas property. The Los Hilos West tunnel is located within this trend and has been rehabilitated and extends a total length of 192 metres.

The latest underground sampling results combined with previous channel sampling within Los Hilos West total 174 channel samples over the initial 151 metres of the tunnel.  The combined average grade is 1.70 g/t gold and 67 g/t silver, including a high grade zone of 12 samples averaging 8.50 g/t gold and 129 g/t silver over 8.32 metres.  The sampling density from 80 metres to 144 metres along the length of the tunnel averages one sample every 4.5 metres. The mineralization is still open since the last three consecutive samples average 1.11 g/t gold and 30 g/t silver over 2.25 metres.  Further assay results are pending for the remainder of the tunnel.

Situated 105 metres vertically below the Mosca de Plata vein and within the Filo de Oro trend, previous results from 48 channel samples within the Los Hilos West tunnel averaged 2.07 g/t gold and 98.61 g/t silver. This section included a higher grade component of 3.90 g/t gold and 133.82 g/t silver over 36.5 metres and 6.78 g/t gold and 220.35 g/t silver over 19.06 metres.  The vertical continuity of the mineralization combined with a high grade vein component give the Filo de Oro trend significant potential for a bulk tonnage deposit.  Filo de Oro is one of the four defined mineralized trends on the Las Bolas property.

The Los Hilos area includes the Los Hilos, Mosca de Plata and Palo Dulce vein systems which in turn are part of the larger NE-SW Frijolar mineralized trend. The north-south Filo de Oro trend intersects the Frijolar trend and the high grade vein systems act as sweeteners for the Filo de Oro bulk tonnage potential.

Filo de Oro plan map is shown at the link below

http://www.brmstatpack.com/lt/1002/1074/filo-de-oro-gold-silver-bulk-tonnage-target

Filo de Oro- Bulk Tonnage Target

Surface sampling and preliminary geologic and alteration mapping indicates that the Filo de Oro trend is over 1,300 metres long and 200 metres wide. The current surface sampling results cover an area that is over 300 metres long and 180 metres wide. To date 476 surface rock chip samples taken from this area average 0.49 g/t gold and 22 g/t silver. The current surface sampling program has returned results as high as 7.5 g/t and 1525 g/t silver over 0.8 metres. At Filo de Oro a grand total of 825 surface and underground channel samples, including Los Hilos, Mosca de Plata and Palo Dulce veins samples, have returned an average of 1.50 g/t gold equivalent (assuming 100% silver recovery and a 1:60 gold to silver ratio) or 0.77 g/t gold and 44 g/t silver. The bulk tonnage grade is comparable to Fresnillo PLC's nearby Orisyvo deposit of 2.8 million ounces of gold (69MT at 1.3 g/t gold). The Company will continue to expand the surface sampling along the generally north-south trending Filo de Oro trend.

Previous surface sampling north of the Los Hilos tunnel, within the main Filo de Oro trend, included chip sampling of six exposed outcrops returning an average of 1.13 g/t gold, and 87.66 g/t silver.  This sampling extended the established strike length of the Filo de Oro trend to 790 metres. Historic sampling indicates that the mineralization continues for at least another 290 metres to the south of the current sampling, making the total known mineralized strike length of the Filo de Oro trend 1330 metres.  Recent access road construction on the Filo de Oro trend has uncovered more old workings which will now be rehabilitated, mapped and sampled.  The numerous old workings reflect the extent of mineralization in this area.

Paul Sorbara, Golden Goliath CEO, commented "The known size of the Las Bolas mineralized system has expanded very significantly as a result of our work at Filo de Oro over the last several months.  The model now includes this disseminated, gold- dominant system overlying the original high grade silver and base metal roots of the 12 previously known Las Bolas vein systems.  We are looking forward to an aggressive exploration program this year including surface and underground drilling focusing on the Filo de Oro gold/silver bulk-tonnage disseminated target, as well as the 12 Las Bolas vein systems that are documented in the NI 43-101 report completed on the property last year. That report did not include the Filo de Oro trend.  When the current exploration program is finished, the 43-101 report will be updated to include Filo de Oro trend.  Our goal is to significantly increase the inferred resource documented in the report and properly define the potential target on the Las Bolas property, including Filo de Oro.  Las Bolas was an exciting property before we started work on this new area, and now the picture has been greatly improved. We are very, very pleased with the situation."

Other Target Areas:

Golden Goliath's property portfolio encompasses the large Uruachic mining district situated in the heart of the Sierra Madre precious metal belt.  Many of the Company's claims host drill targets that remain to be tested.  Uruachic is surrounded by numerous other precious metal deposits in various stages of exploration and development, including Agnico Eagle's Pinos Altos deposit, located 45 northwest of Las Bolas.  Agnico Eagle is Golden Goliath's second largest shareholder with over 8% of the stock and Agnico's Vice President on new projects, Marc Legault, is a Director of Golden Goliath.

Another nearby project of particular significance is Fresnillo PLC's Orisyvo deposit which hosts a reported 2.8 million ounces of gold and is only 7 kilometres from Golden Goliath's property (source: Fresnillo PLC's website, http://www.fresnilloplc.com/).

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

               Filo de Oro Gold Bulk-Tonnage Results Summary

Zone	Gold g/t	Silver g/t	Length (metres)	Width (metres)	No. of Samples	Comments

Filo de Oro	0.77	44	300	180	825	1.50 g/t gold equivalent (assuming 100% silver recovery and a 1:60 gold to silver ratio)

			Including

Filo de Oro Surface	0.49	22	300	180	476	Included in this are the current 396 channel samples

Los Hilos West Tunnel	1.70	67	151	--	174	Average of samples along the length of the tunnel sample

including	8.50	129	8.32	--	12	-----do-----

or	23.65	141	141	2.45	3	True width (Samples are consecutive)

Mosca de Plata	0.70	142	47	--	39	Mosca de Plata is 105m vertically above the Los Hilos West Tunnel

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contacts:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

+1-(604)-682-2950

Email: jps@goldengoliath.com

http://www.goldengoliath.com/